UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Clear Secure, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share
(Title of Class of Securities)

18467V109
(CUSIP Number)

April 19, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18467V109	Page 2 of 5

1	NAME OF REPORTING PERSON William H. Miller III Living Trust dated April 17, 2017

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

5,175,310

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

5,175,310

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,175,310

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.6%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00 - The reporting person is a living trust organized under the laws of the State of Florida

* Based on 88,746,916 shares of Class A Common Stock outstanding as of April 15, 2024, as reported in the Issuer’s proxy statement filed with the Securities and Exchange Commission on April 22, 2024, plus 4,000,000 shares of Class A Common Stock issued to the reporting person on April 19, 2024 upon conversion of shares of the Issuer’s Class C Common Stock.

CUSIP No. 18467V109	Page 3 of 5

STATEMENT ON SCHEDULE 13G

Item 1.

(a)	Name of Issuer:
Clear Secure, Inc.
(b)	Address of Issuer’s Principal Executive Offices:
85 10th Ave., 9th Floor New York, NY 10011

Item 2.

(a)	Name of Person Filing:
William H. Miller III Living Trust dated April 17, 2017
(b)	Address of Principal Business Office, or, if None, Residence:
One South Street, Suite 2550
Baltimore, MD 21202
(c)	Citizenship:
Florida
(d)	Title of Class of Securities:
Class A Common Stock, par value $0.00001 per share
(e)	CUSIP Number:
18467V109

Item 3.

Not applicable.

Item 4. Ownership.

(a)	Amount beneficially owned: 5,175,310 shares of Class A Common Stock
(b)	Percent of class: 5.6%
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 5,175,310 shares
(ii)	Shared power to vote or to direct the vote: 0 shares
(iii)	Sole power to dispose or to direct the disposition of: 5,175,310 shares
(iv)	Shared power to dispose or to direct the disposition of: 0 shares

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 18467V109	Page 4 of 5

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 18467V109	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILLIAM H. MILLER III LIVING TRUST DATED APRIL 17, 2017

	By:	/s/William H. Miller III
Name: William H. Miller III
Title: Trustee

Dated April 29, 2024